Form 10-K, Exhibit 13
period 1996-12-31
TELCO COMMUNICATIONS GROUP INC
filed 1997-03-31
CIK 1013159

Selected Consolidated Financial Data
Years Ended December 31,
                                    1993(1)      1994        1995        1996
(in thousands, except per share
and per minute of use amounts)

Statement of Operations Data:
Revenues, net                     $ 1,135    $ 44,707   $ 215,376   $ 428,552
  Cost of services                    993      27,736     133,728     252,036
Gross margin                          142      16,971      81,648     176,516
  Selling, general and
    administrative                  1,310      12,018      55,936     125,575
  Depreciation and amortization        54         496       3,326       7,967
Operating income (loss)            (1,222)      4,457      22,386      42,974
  Interest expense                     25         897       2,952       3,515
  Other income (expense)               --          15         (92)        501
  Provision for income taxes           --       1,432       7,531      16,394
  Minority interest                    --         137       1,046         689
Net income (loss)                $ (1,247)   $  2,006   $  10,765    $ 22,877
Net income (loss) per share      $  (0.05)   $   0.07   $    0.38      $ 0.75
Weighted average number of
 shares outstanding
 (in thousands)                    26,077      26,884      28,285      30,533


Balance Sheet Data (at Period End):
Cash and cash equivalents        $    140    $    475       $ 937      25,373
Total assets                        2,051      33,533      87,124     210,596
Total debt (including capital
 lease obligations)                 1,559      18,884      44,411       3,301
Minority interest                     --          137       1,183          --
Shareholders' equity (deficit)       (376)      1,655      12,420     145,720

Other Operating Data:
Billed minutes of use                                   1,384,300   2,963,080
Revenue per billed minute of use                          $ 0.156     $ 0.145
Cost of services per billed minute of use                 $ 0.097     $ 0.085

(1) The Company commenced operations in November 1993.


Forward-Looking Information

     Statements in this report concerning future results, performance, achievements, expectations or trends, if any, are forward-looking statements. Actual results, performance, achievements, events or trends could differ materially from those expressed or implied by such forward-looking statements as a result of known and unknown risks, uncertainties and other factors including those described below and those identified by the Company in the Company's other filings with the Securities and Exchange Commission.

Introduction

     Telco Communications Group, Inc. and its wholly owned subsidiaries (collectively "Telco" or "the Company") is a rapidly growing switch-based provider of domestic and international long distance telecommunication services primarily to residential customers in the United States. Substantially all of the Company's customers access its network by dialing a unique five digit Carrier Identification Code (CIC) before dialing the number they are calling. Using a CIC Code to access the Company's network is known as "dial around" or "casual calling" because customers can use the Company's services at any time without changing their existing presubscribed long distance carrier. The Company markets its residential long distance services through marketing subsidiaries under two brands, each with a unique CIC Code: Dial & Save (CIC Code 10457) and the Long Distance Wholesale Club (LDWC) (CIC Code 10297), and prices its services at a discount to the basic "1 plus" rates offered by the three major long distance carriers: AT&T, MCI and Sprint. During December 1996, the Company provided long distance services to approximately 2.6 million customers (switched access lines) in 48 states and the District of Columbia. All dial around operations are conducted through marketing subsidiaries that are referred to collectively as the Consumer Division.

     To increase its volume of call traffic, Telco has begun to sell its daytime capacity on a wholesale basis to other long distance carriers and in addition has created a Commercial Sales Division ("CSD") to target business and carrier customers. Because the Company's existing customer base is primarily residential, the majority of calls are handled during off-peak evening and weekend periods. As of December 31, 1996, CSD had opened 22 sales offices in 13 states and employed approximately 220 sales personnel. For the fourth quarter of 1996, CSD revenues were $9.3 million, or approximately 7.8% of total consolidated revenues.

     The Company bills its dial around customers through local exchange carrier ("LEC") billing and collection agreements which enable the Company to place its charges on the monthly local phone bills of its casual calling customers. The Company has agreements with LECs, including all of the Regional Bell Operating Companies ("RBOCs"), that cover substantially all of the switched access lines in the United States. The Company believes that these billing arrangements are the most effective mechanism for billing the Company's residential customers, because of the convenience to its customers of receiving one bill for both local and long distance service and the benefits derived from the LECs' extensive collections infrastructure. The Company's billing information systems and services are provided by Tel Labs, Inc. ("Tel Labs"), a wholly owned telecommunications billing company started in 1991 by Telco's Chairman of the Board.

     The Company's switch-based network currently consists of six DSC DEX 600S, 600 and 600E switches located in Washington, D.C.; Fort Lauderdale, Florida; Davenport, Iowa; Chattanooga, Tennessee; Austin, Texas and Las Vegas, Nevada. Additionally, the Company is installing a DEX 600E switch in the New York City metropolitan area which is expected to be made operational during the first half of 1997 and has taken receipt of an eighth switch to be installed later in 1997 in a yet undetermined location.

     Future issues affecting the Company's operations for 1997 and beyond are as follows:

     Competitive Factors. The Company has observed new entrants and increased competition in the Company's dial around segment. Additionally, although the basic rates of the largest long distance carriers available to most residential customers increased during 1996, the Company has also observed an increase in the number of promotional, discounted ca lling plans available to long distance consumers.

     Regulatory Changes. The operations of the Company will continue to be affected by the ongoing events associated with the 1996 Telecommunications Act. Such events include access charge reform which could materially reduce transmission costs for both the Company and other long distance companies, the entrance of the RBOCs into the long distance marketplace and the ability of long distance companies like Telco to begin marketing local telephone services.

     Availability of Transmission Facilities. The Company has observed a tightening in the market for the availability of leased fiber optic facilities connecting the Company's switches. The Company leases these facilities under multi-year contracts with three major vendors and, to date, has been able to secure the necessary facilities.

     Expansion of the Commercial Sales Division. The costs associated with the continuing expansion of CSD are expected to reduce the Company's net income at least through 1997. The Company expects that the revenue growth associated with this division will represent a material portion of the overall growth of the Company.

     Integration of Voice Network Acquisition. On March 11, 1997, the Company announced the proposed acquisition of certain voice network assets which include the capacity rights to 100,000 DS-3 miles of transmission capacity, 5 Nortel DMS 250 switches and other associated telecommunications equipment. The ability of the Company to generate adequate ca sh flow from this asset acquisition will be based on the integration of these network assets into Telco's existing network and the resale of surplus capacity to third party customers.

Results of Operations

     The following table sets forth for the periods indicated certain financial data as a percentage of revenues:

                                           Percentage of Revenues
                                           Year Ended December 31,

                                          1993    1994    1995    1996

Revenues, net                           100.0%   100.0%  100.0%  100.0%
Cost of services                         87.5     62.0    62.1    58.8
Gross margin                             12.5     38.0    37.9    41.2
Operating expenses:
  Selling, general and administrative   115.3     26.9    26.0    29.3
  Depreciation and amortization           4.8      1.1     1.5     1.9
Operating income                       (107.6)    10.0    10.4    10.0
Interest and other                        2.2      2.0     1.4     0.7

Income taxes                               --      3.2     3.5     3.8
Net income                            (109.8%)     4.5%    5.0%    5.3%


1996 Compared to 1995

     Revenues. Revenues increased 99%, or $213.2 million, from $215.4 million for 1995 to $428.6 million for 1996. The increase in revenue was due to an increase in billed customer minutes from both the Company's Consumer and Commercial Sales Divisions offset by a decline in revenue per billed minute of use. Total billed minutes of use were 2,963.1 million for 1996, a 114% increase, versus 1,384.3 million minutes for 1995. Revenue per minute of use was $0.145 for 1996 versus $0.156 per minute of use for 1995. This revenue per minute decrease was primarily attributable to an increase in carrier revenue both as a percentage of total revenue and in aggregate, which is a lower revenue per minute of use product than the Company's other product lines.

     Revenues for the Consumer Division were $405.7 million, a 96% increase versus $206.9 million for 1995. The Consumer Division expanded its marketing efforts during 1996 into new states through both LDWC and Dial & Save, and also targeted its marketing efforts into many of its existing geographical markets. Revenues for CDS, which consists of revenue from commercial and carrier customers, were $22.1 million for 1996 versus $8.5 million for 1995, a 160%, or $13.6 million increase. The total for both 1995 and for the first six months of 1996 consists solely of carrier revenue.

     The Company generated $0.8 million in revenue from its Tel Labs subsidiary for 1996, all of which occurred after Telco's acquisition of Tel Labs in the third quarter of 1996. The offsets to revenue increased during 1996 compared to 1995 both as a percentage of revenue and in the aggregate due to increased billed customer minutes and incre ases in revenue allowances, principally due to increases in revenues in geographical areas where LECs require higher holdback percentages.

     Cost of Services. Cost of services increased 88%, or $118.3 million, from $133.7 million for 1995 to $252.0 million for 1996. Approximately $101.8 million of this increase was attributable to direct costs relating to LEC access charges and the Company's transmission of on-net and off-net traffic, all of which was partially offset by a decrease in per minute costs. The remaining $16.5 million increase was the result of higher facilities lease costs associated with the expanded transmission network and Tel Labs expenses offset by a $0.9 million reduction in installation charges. The cost per minute for 1996 was $0.085 versus $0.097 for 1995. The cost per minute decrease was largely the result of a higher percentage of on-net traffic coupled with greater network efficiencies and improved off-net pricing.

     Gross Margin. Gross margin increased 116%, or $94.9 million, from $81.6 million for 1995 to $176.5 million for 1996, due to the reasons discussed above. As a percentage of revenues, gross margin increased from 37.9% for 1995 to 41.2% for 1996.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased $69.7 million, or 125%, from $55.9 million for 1995 to $125.6 million for 1996. Approximately $11.4 million of this increase was attributable to the direct expenses of the Commercial Sales Division, commenced in June 1996. Approximately $31.0 million of the increase was the result of higher Consumer Division marketing expenses for 1996 compared to 1995, and the remaining $27.3 million increase was the result of higher LEC billing expenses, customer service costs and other corporate general and administrative expense generally associated with increased customer minutes of use. As a percentage of revenues, selling, general and administrative expense increased to 29.3% for 1996 from 26.0% for 1995.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased by $4.7 million, from $3.3 million for 1995 to $8.0 million for 1996. As a percentage of revenues, depreciation and amortization expense increased to 1.9 % for 1996 from 1.5% for 1995. The aggregate increase in this expense was primarily attributable to increase d depreciation expense related to the expansion of the Company's switch network and amortization of goodwill associated with the Long Distance Wholesale Club and Tel Labs acquisitions during 1996.

     Interest Expense. Interest expense increased by $0.5 million, from $3.0 million for 1995 to $3.5 million for 1996. This increase was due primarily to increased borrowings and an increase in the Company's capital lease obligations, partially offset by the net proceeds generated by the Company's initial public offering (IPO) in August 1996, which substantially reduced outstanding borrowings and capital lease obligations for the remainder of the year.

     Net Income. Net income increased $12.1 million from $10.8 million for 1995 to net income of $22.9 million for 1996.


1995 Compared to 1994

     Revenues. Revenues increased 382%, or $170.7 million, from $44.7 million in 1994 to $215.4 million in 1995. This increase was due primarily to an increase in billed customer minutes of use from Consumer Division customers. During 1994, the Consumer Division marketed dial around services in Florida, five mid-Atlantic states and the District of Columbia. During 1995, the Consumer Division expanded its mail campaigns into 21 additional states and conducted remailings in certain states targeted during 1994. Dial & Save and Long Distance Wholesale Club products were jointly marketed in two states and nine states during 1994 and 1995, respectively, and in the District of Columbia. The Company's offsets to revenues increased in the aggregate due to an increase in billed customer minutes.

     Cost of Services. Cost of services increased 382%, or $106.0 million, from approximately $27.7 million in 1994 to approximately $133.7 million in 1995. Approximately $93.4 million of this increase was attributable to direct costs relating to LEC access charges and from the Company's transmission of on-net and off-net traffic, all of which increased primarily as a result of the increase in the Company's billed minutes of use. Facilities lease costs increased by $8.9 million from $1.3 million in 1994 to $10.2 million in 1995 due to the expansion of the Company's transmission network. Installation expenses increased from $0.5 million in 1994 to $4.2 million in 1995 primarily as a result of one-time expenses associated with provisioning local network circuits at Company switch facilities brought on-line during 1995. During 1995, the Company deployed three switches, in Austin, Texas, Chattanooga, Tennessee and Davenport, Iowa, while in 1994 the Company deployed one switch in Washington, D.C.

     Gross Margin. Gross margin increased 381%, or $64.6 million, from $17.0 million in 1994 to $81.6 million in 1995, due to the reasons discussed above. As a percentage of revenues, gross margin decreased from 38.0% in 1994 to 37.9% in 1995.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 365%, or $43.9 million, from $12.0 million in 1994 to $55.9 million in 1995. Approximately $28.3 million of this increase was due to increased mail marketing expenses as the Company expanded geographically and remailed to certain existing markets and to increased LEC billing costs which are directly related to the increase in the minutes of use. In addition, customer service expense increased $6.8 million primarily as a result of an increase in customer service personnel required to service the Company's expanding customer base. As a percentage of revenues, selling, general and administrative expense decreased from 26.9% in 1994 to 26.0% in 1995 primarily as a result of operating efficiencies associated with the Company's growth in revenues.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased by $2.8 million, from $0.5 million in 1994 to $3.3 million in 1995. As a percentage of revenues, depreciation and amortization increased from 1.1% in 1994 to 1.5% in 1995. These expenses were primarily attributable to depreciation related to the expansion of the Company's switch network.

     Interest Expense. Interest expense increased $2.1 million from $0.9 million in 1994 to $3.0 million in 1995. This increase was due primarily to interest expense associated with borrowings under the Credit Facility used primarily to fund working capital requirements and increases in capital leases outstanding as a result of the expansion of the Company's switch network.

     Net Income. Net income increased $8.8 million from $2.0 million in 1994 to $10.8 million in 1995.

Liquidity and Capital Resources

     The Company conducts its operations through its direct and indirect wholly owned subsidiaries. There are no restrictions on the movement of cash within the consolidated group, and the Company's discussion of its liquidity is based on the consolidated group. The Company measures its liquidity based on cash flow as reported in its Consolidated Statements of Cash Flows.

     On August 14, 1996 the Company sold 4,681,000 shares of Common Stock (of which 825,000 shares were sold on August 27, 1996 in conjunction with the underwriters' exercise of the over-allotment option) in its IPO. The net proceeds to the Company (after expenses) of approximately $60.0 million were used to repay existing indebtedness, including capital lease obligations and the outstanding balance on the Company's existing credit facility. The remaining proceeds, coupled with the Company's cash and borrowing capacity under the credit facility, were used to fund working capital and capital expenditures and for general corporate purposes.

     Since commencing operations in 1993, the Company has experienced rapid growth requiring substantial investments in working capital, capital expenditures and mail marketing expenses. Additionally, start-up costs associated with the formation of CSD are expected to reduce the Company's consolidated net income at least through 1997. In December 1996, the Company entered into a new credit facility for borrowings up to $100 million (the New Credit Facility). Borrowings under the New Credit Facility are subject to limitations within various financial covenants and ratios including Total Leverage Ratio, Interest Coverage Ratio and Current Ratio. The interest rate on the New Credit Facility is based on the prevailing Total Leverage Ratio not to exceed 2.5 times and ranges on a Eurodollar (LIBOR) option from a spread of 0.75% to 1.625%, and on a Base (Prime) Rate option from a spread of 0% to 0.625%.

     Net cash from operating activities increased $24.8 million from $0 for 1995 to $24.8 million for 1996. The increase was largely the result of increases in net income and depreciation and amortization expense offset by an increase in working capital accounts. Net cash used for investing activities increased $2.2 million from $9.8 million for 1995 to $12.0 million for 1996. Including equipment acquired under capital leases, net cash used for investing activities decreased $5.6 million from $25.0 million for 1995 to $19.4 million for 1996. The decrease was the result of reducing expenditures on the Company's nationwide transmission network. Net cash from financing activities increased $1.3 million from $10.3 million for 1995 to $11.6 million for 1996. This increase was the result of the receipt of proceeds from the IPO offset by the use of proceeds from the IPO to reduce the outstanding debt under Company's existing Credit Facility and capital lease obligations.

     In connection with the Company's March 11, 1997 announcement of the proposed acquisition of certain voice network assets for $170 million, the Company has received a commitment for a $100 million increase in the New Credit Facility, bringing the total facility, upon completion of documentation and the satisfaction of the other requirement s stated in the bank's commitment letter, to a total of $200 million. The commitment calls for an increase in the overall interest costs of the New Credit Facility versus those discussed above. The Company intends to utilize a portion of the $200 million facility along with its existing cash balances, to fund the purchase price of the voice network asset acquisition. There can be no assurance that the Company will be able to satisfy the requirements stated in such commitment letter necessary to obtain the $100 million increase in the New Credit Facility and, in such circumstances, the Company may be forced to seek other alternatives.

To the Shareholders and Board of Directors of Telco
Communications Group, Inc.,

     We have audited the accompanying consolidated balance sheets of Telco Communications Group, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income and retained earnings, and of cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/Deloitte & Touche

Richmond, Virginia
February 7, 1997

Consolidated Balance Sheets
(In thousands, except share data)
December 31

                                                 1995              1996
ASSETS
Current Assets
  Cash and cash equivalents                     $  937          $ 25,373
  Accounts receivable, trade (net of
    allowances of $3,771 and $7,972
    at December 31, 1995 and 1996,
    respectively)                               55,824            89,114
  Prepaid income taxes                             333             2,394
  Deferred income tax asset                        885               357
  Other                                          1,112             8,947
    Total current assets                        59,091           126,185

Property and Equipment
  Leasehold improvements                         1,148             2,189
  Network equipment                              4,534            34,749
  Office furniture                               1,958             5,474
  Network equipment under capital lease         19,290                --
  Network facilities under development           4,076             7,375
  Accumulated depreciation                      (3,479)          (10,121)
    Total property and equipment, net           27,527            39,666

Other Assets
  Goodwill                                         245            43,663
  Other assets                                     261             1,082
                                                   506            44,745
    Total Assets                              $ 87,124          $210,596

Liabilities and Shareholders' Equity
Current Liabilities
  Capital lease obligation, current portion     2,973                 681
  Excise taxes payable                          1,289               3,103
  Accounts payable                             15,303              21,062
  Accrued network access and
    transmission expense                        9,429              21,450
  Other accrued expenses                        1,322              12,670
  Deferred income taxes payable                    --               1,225
  Payable to related parties                      414                  --
      Total current liabilities                30,730              60,191

Long Term Liabilities
  Long-term debt                               28,262                  --
  Capital lease obligation, noncurrent         13,176               2,620
  Deferred income taxes                         1,353               2,065
       Total long term liabilities             42,791               4,685

Minority Interest                               1,183                   0

Commitments and Contingencies (Note 14)

Shareholders' Equity                               --                   --

  Common stock (no par value; 150,000,000
   shares authorized 32,754,869 shares
   outstanding)                                   896              111,309
  Preferred stock (15,000,000 shares
   authorized, unissued)                           --                   --
  Additional paid-in capital-accumulated
   deficit remaining upon termination
   of S-corporation election                   (1,247)              (1,247)
  Unrealized gain on marketable securities,
    net of tax                                     --                   10
  Retained earnings                            12,771               35,648
        Total shareholders' equity             12,420              145,720
        Total Liabilities and Shareholders'
          Equity                             $ 87,124            $ 210,596

Consolidated Statements of Income and
   Retained Earnings
(in thousands, except per share data)
Years ended December 31
                                                1994        1995        1996

Revenues, net                               $ 44,707    $215,376    $428,552
Cost of services                              27,736     133,728     252,036
Gross margin                                  16,971      81,648     176,516

Operating Expenses:

Selling, general and administrative           12,018      55,936     125,575
Depreciation and amortization                    496       3,326       7,967
        Total operating expenses              12,514      59,262     133,542

Operating income                               4,457      22,386      42,974

Interest expense                                 897       2,952       3,515
Other income (expense)                            15         (92)        501

Income taxes:
   Current                                     1,075       7,420      14,175
   Deferred                                      357         111       2,219
 Total income taxes                            1,432       7,531      16,394

Minority interest                                137       1,046         689

Net income                                     2,006      10,765      22,877
Retained earnings (deficit), beginning
  of period                                   (1,247)      2,006      12,771
Conversion of S-Corporation tax status         1,247          --          --
Retained earnings, end of period             $ 2,006    $ 12,771    $ 35,648

Net income per common and common
   equivalent share                           $ 0.07      $ 0.38      $ 0.75

Average common and common equivalent          26,884      28,285      30,533
    shares

Consolidated Statements of Cash Flows
(In thousands)
Year Ended December 31
                                               1994        1995        1996

Cash Flows From (Used For) Operations
 Net income                                 $ 2,006     $ 10,765    $ 22,877

Adjustments to reconcile net income to
 net cash from (used for) operating
 activities:
  Depreciation and amortization                 496        3,326       7,968
  Minority interest                             137        1,046         689
  Loss on disposal of fixed assets               --          110         526
  Deferred income taxes                         357          123       2,465
Change in current assets and liabilities:
  Trade accounts receivable                 (24,115)     (30,838)    (33,290)
  Prepaid and other assets                   (1,617)         514      (6,964)
  Accounts payable                            1,300       13,828       7,158
  Accrued expenses                            8,796        2,172      23,369
  Income taxes payable                          741       (1,075)         --
     Net cash from (used for)               (11,899)         (29)     24,798
      operating activities

Cash Flows Used For Investing
 Activities:
 Equipment purchases                         (1,301)      (9,815)    (11,987)
 Investments, net of cash acquired               (8)          --          --
     Net cash from (used for)
      investing activities                   (1,309)      (9,815)    (11,987)

Cash Flows From Financing
 Activities:
 Proceeds from the line of credit            29,127       28,262          --
 Payments on the line of credit             (13,759)     (15,367)    (28,262)
 Payments on capital leases                  (1,267)      (2,376)    (20,281)
 Payments on short-term debt                   (583)        (213)         --
 Proceeds from contributed capital               50           --          --
 Repurchase of common shares                    (25)          --          --
 Proceeds from sale of options                   --           --         256
 Proceeds from sale of stock                     --           --      59,912
      Net cash from financing activities     13,543       10,306      11,625

Increase in Cash                                335          462      24,436
Cash, beginning of the period                   140          475         937
Cash, end of the period                     $   475      $   937      25,373

1. Nature of the Business and Significant Accounting Policies

     Nature of Operations-The Company is a switch-based long distance telephone company headquartered in Chantilly, Virginia. The Company principally provides service to residential and commercial customers in 48 states and the District of Columbia.

Significant Accounting Policies:

     Basis of Consolidation-The consolidated financial statements include the accounts of Telco Communications Group, Inc. and its wholly owned Dial & Save subsidiaries as well as Long Distance Wholesale Club, Telco Development Group of Delaware, Inc. and Tel Labs, Inc. (collectively, the Company). All intercompany transactions and accounts have been e liminated in consolidation (see Note 3).

     Revenue Recognition-Revenue is recorded when service is rendered, which is measured when a long distance call is completed and is recorded net of an allowance for revenues which the Company estimates will ultimately be refunded, rebated, uncollectible or unbillable.

     Sales, Advertising and Related Marketing Expenses-Costs incurred in connection with sales, advertising and marketing activities are recognized in the period in which they are incurred. Costs incurred in advance of utilization in sales, advertising or marketing activity are recognized as prepaid assets until such activity occurs. The Company had re corded prepaid advertising and mail marketing costs of $1,055,414, $377,745 and $1,681,898 at December 31, 1994, 1995 and 1996, respectively. These expenditures were utilized in promotional activities and mailings in subsequent periods and were expensed in the periods in which the items were mailed. The Company defers the recognition of certain sales commissions paid pursuant to long-term customer commitments (one year or greater) and recognizes the expense for the commissions over an estimated time in which the commissions are earned. All other sales commissions are expensed when incurred. As of December 31, 1996, the Company had recorded prepaid commissions of $737,987.

     Cash and Cash Equivalents-For the purposes of reporting cash flows, the Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents.

     Accounts Receivable-Accounts receivable principally consists of amounts due from customers. The Company contracts with Local Exchange Carriers (LECs), or an authorized clearinghouse, to bill and collect from its residential customers. The fees vary by LEC.

     Marketable Securities-Marketable securities are classified as available for sale. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, net of tax.

     Property and Depreciation-Property, plant and equipment is recorded it cost. Depreciation is computed using the straight-line method on estimated useful lives (or lease terms, if shorter for facilities under capital leases and leasehold improvements) of five years. Expenditures for maintenance and repairs are charged to expense as incurred whereas expenditures for additions and replacements are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of during the period are removed from the accounts. Any gain or loss is reflected in the year of disposal.

     Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

     Excise Taxes Payable-Excise taxes payable represent sales and excise tax amounts collected which are subsequently remitted to taxing authorities.

     Reclassification-Certain   amounts  in  the  1994  and  1995   consolidated
financial statements have been reclassified to conform to the 1996 presentation.

     Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Income Per Share-Net Income per share is based on the weighted average number of shares of common stock and common stock equivalent shares outstanding using the treasury stock method. Pursuant to Securities and Exchange Commission requirements, common and common equivalent shares issued during the twelve-month period prior to the initial filing of the Company's public offering were included in the calculation as if they were outstanding for all periods presented using the treasury stock method, based on an estimated initial public offering price of $15.

     Long-Lived Assets, Identifiable Intangibles and Goodwill-The Company has recorded goodwill and certain identified intangibles in connection with its acquisitions of Long Distance Wholesale Club, Tel Labs and Dial & Save of Pennsylvania. These assets are amortized over periods ranging from 5 to 35 years. Telco reviews long-lived assets, certain identifiable intangibles, and goodwill pertaining to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual dispos ition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

     Stock Based Compensation-The Company, as permitted by the Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' (SFAS No. 123), has chosen to continue to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure requirements of SFAS No. 123 (see Note 9).

2. Initial Public Offering

     In August 1996, a total of 6,325,000 shares of the Company's common stock, no par value (the Common Shares), were sold in an initial public offering (IPO) at $14 per share. Certain selling stockholders sold 1,644,000 Common Shares, and 4,681,000 Common Shares were sold by the Company which resulted in net proceeds to the Company of approximately $60.0 million after deducting the expenses of the offering.

3. Business Combinations

     Long Distance Wholesale Club-Pursuant to an agreement dated April 1, 1996, the Company acquired the remaining minority interest in LDWC in a transaction in which all of the remaining LDWC shares were exchanged for a total of 5,102,125 shares of the Company's common stock and LDWC became a wholly owned subsidiary of the Company. In connection with such transaction, all outstanding options under the LDWC stock option plan were converted into options to purchase a total of 291,842 shares of common stock under the Company's Stock Option Plan and the LDWC stock option plan was terminated.

     In June 1995, the Company exercised its option to convert a $250,000 short-term note receivable from its majority-owned subsidiary Long Distance Wholesale Club to equity in that entity. 3.046 shares of Long Distance Wholesale Club common stock were issued in the transaction, resulting in an increase in the Company's ownership interest from 55% to 55.55%.

     Tel Labs, Inc.- Pursuant to the Share Exchange Agreement dated as of June 1, 1996 and concurrent with the completion of the IPO, Tel Labs became a wholly owned subsidiary of the Company, and the Tel Labs shareholders received an aggregate of 593,334 shares of the Company+s common stock in exchange for all of their shares in Tel Labs. As a result of the Tel Labs share exchange described above, the remaining minority interest in Telco Development Group of Delaware, Inc. was acquired. (see Note 4)

     The following represents the results of operations on a proforma basis as though the LDWC and Tel Labs combinations had occurred at the beginning of the respective periods presented:

                                                         1995          1996
(in thousands)
Revenues, net                                       $ 217,011     $ 430,434
Net income                                             10,688        23,144
Net income per share                                $     .37     $     .76

4. Related Party Transactions

     The Company leases office and switch site facilities from Bricks In The Sticks, Ltd., which is controlled by the Company's Chairman who is also a shareholder of the Company. The Company paid total rents of $63,500, $179,420 and $221,868 for these facilities, for the years ended December 31, 1994, 1995 and 1996, respectively.

     Total annual future minimum operating lease payments due to the related party for the above lease are as follows for the years ending December 31:

                1997                                      $ 251,981
                1998                                        265,127
                1999                                        213,669
                2000                                         13,913
                2001                                          2,539

     The Company purchased data processing services for call translation and rating from Tel Labs, which prior to its acquisition by Telco in August 1996 was controlled by the Company's Chairman. The Company paid $155,000, $1,260,000, and $751,382 for these services for the years ended December 31, 1994, 1995 and 1996, respectively. Concurrent with the Company's initial public offering, Tel Labs became a wholly owned subsidiary of Telco (see Note 3).

     The Company purchased computer equipment and support until May 1996 from Telco Development Group, Inc. which is controlled by the Company's Chairman, who is also a shareholder of the Company. The Company paid $229,100, $779,918 and $552,424 for these services for the years ended December 31, 1994, 1995 and 1996, respectively.

     A non-management shareholder of the Company also holds a minority ownership interest in an international long distance services provider. This international provider and the Company purchase transmission services from one another pursuant to service agreements.


5. Allowances

     Changes in the allowance for unbillable or uncollectible accounts and billing services fees were as follows at December 31:

                                         1994           1995             1996

Balance at the beginning of year  $    59,763    $ 1,078,442      $ 3,771,413
Provision charged to operations     2,545,350     11,517,017       22,525,369
Write-offs, net of recoveries      (1,526,671)    (8,824,046)     (18,324,678)
Balance at the end of year        $ 1,078,442    $ 3,771,413      $ 7,972,104

     Amounts reducing gross revenues as a result of refunds, rebates, and unbilled or uncollectible revenue totaled $2,625,451, $9,143,602 and $23,045,788 for the years ended 1994, 1995 and 1996, respectively.

6. Long Term and Other Debt

     On December 27, 1996, the Company entered into a credit agreement with a group of banks under which the company may borrow up to $100,000,000 (the Facility). The Facility expires on December 27, 1999. The interest rate on the Facility is determined either at a Prime Rate or an Eurodollar (LIBOR) option based on the Company's prevailing total leverage ratio as defined in the loan agreement. The applicable margin on the Prime Rate is from 0% to 0.625% and on the Eurodollar Rate from 0.75% to 1.625%. The Facility is secured by a pledge of stock of all the Company's subsidiaries and a negative pledge of its assets. The Facility contains certain financial covenants which prescribe certain leverage, interest coverage and working capital ratios as well as limitations on capital expenditures. There were no borrowings under the Facility as of December 31, 1996.

     As of December 31, 1995 the long term debt consisted of a $25,000,000 line of credit, plus interim financing of $10,000,000. The credit agreement also included a warrant agreement which was exercised concurrent with the Company's IPO (see note 11). Also concurrent with the IPO, the Company utilized the proceeds from the IPO to reduce the line of credit. On January 24, 1996, the Company entered into a two year credit agreement with a group of banks totaling $45,000,000. On March 20, 1996, the credit agreement was amended to provide $20,000,000 of additional financing. The credit agreement was secured by substantially all of the Company's assets and required the Company to maintain certain financial ratios, restricted the payment of dividends, and required all subsidiary companies' stock to be pledged as collateral. As a result of the new financing in January and March 1996, $28,261,527 was reclassified to long term debt at December 31, 1995.

7. Obligations Under Capital and Operating Leases

     The Company leases certain equipment under capital leases. Accordingly, the Company has capitalized such equipment in the amount of $4,819,099, $22,214,849 and $4,886,175 less accumulated depreciation of $412,372, $2,587,847 and $ -0-as of December 31, 1994, 1995 and 1996, respectively. At December 31, 1996, 100% of such equipment was leased from one vendor. Total equipment under capital leases includes $1,685,000, $2,925,000 and $4,886,175 classified as network facilities under development, as of December 31, 1994, 1995 and 1996, respectively.

     During September and October of 1996, the Company utilized proceeds from the IPO to retire $20,177,000 in capital lease obligations.

     Future minimum lease payments for assets under capital leases at December 31, 1996 are as follows:

                    1997                                   $ 720,131
                    1998                                     823,006
                    1999                                     823,007
                    2000                                     823,007
                    2001                                     720,131

                    Thereafter                               102,876
                    Total minimum payments                 4,012,158
                    Imputed interest                        (711,426)
                    Net obligation                         3,300,732
                    Current portion                          681,000
                    Capital lease obligation, noncurrent $ 2,619,732


     In addition to operating leasing activities discussed in Note 4, the Company leases switch sites and office space in various cities throughout the United States. The total minimum rental commitment as of December 31, 1996 due in future years is as follows:

     Years ending December 31,
             1997                                       $  718,875
             1998                                          718,465
             1999                                          617,454
             2000                                          362,818
             2001                                           49,760

     Total rent expense under these leases was $68,809, $206,534 and $614,256 for the years ended December 31, 1994, 1995 and 1996, respectively.

8. Income Taxes

     The Company accounts for income taxes using the liability method, whereby deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

     Significant components of income taxes are as follows for the years ended December 31, 1994, 1995 and 1996:

                                            1994          1995           1996
Current:
   Federal                            $  822,612    $6,023,084    $11,618,476
   State                                 252,225     1,397,387      2,556,995
       Total Current                  $1,074,837    $7,420,471    $14,175,471

Deferred:
    Federal                           $  320,589      $ 91,780     $1,878,830
    State                                 36,200        19,341        339,744
       Total Deferred                 $  356,789     $ 111,121     $2,218,574

     Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                                        1995            1996

Deferred Tax Liabilities (current):
Bad debts-non-accrual method                       $      --     $(1,035,505)
Other                                                     --        (189,652)
                                                          --      (1,225,157)

Deferred Tax Liabilities (non-current):
Book over tax basis in property, plant and
equipment                                         (1,161,939)     (1,726,877)
Other                                               (191,443)       (338,802)
                                                  (1,353,382)     (2,065,679)

Deferred Tax Assets (current):
Bad debts-non-accrual method                         580,643              --
Other                                                304,126         357,212
                                                     884,769         357,212
Deferred Tax Liability, net                       $ (468,613)    $(2,933,624)

     No valuation allowance has been recorded for the realization of the deferred tax asset resulting from the temporary differences as management believes that it will, more likely than not, be able to realize the deferred tax asset.

     Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                            1994           1995          1996

Federal Statutory Rate                     34.00%         35.00%        35.00%
Effect of:
   State taxes-net of Federal benefit       6.23           4.76          4.66%
   Other                                    1.42           1.40          2.09%
Income Tax Expense                         41.65%         41.16%        41.75%

9. Incentive Stock Options

     On July 1, 1994, the Company adopted a stock plan which provides for the granting of one or any combination of incentive stock options, nonqualified stock options, restricted stock awards and bargain purchases of Company stock. In April 1996, the Board of Directors of the Company adopted and the shareholders of the Company approved the Telco Communications Group, Inc. Amended and Restated 1994 Stock Option Plan, (the "Plan") which provides for the grant to officers, key employees and directors of the Company and its subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and stock options that are non-qualified for federal income tax purposes. The total number of shares for which options may be granted pursuant to the Plan and the maximum number of shares for which options may be granted to any person is 7,500,000 shares, subject to certain adjustments reflecting changes in the Company's capitalization. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Company's Plan been determined on the fair value at the grant date for awards in 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                     1995           1996

Net income - as reported                     $ 10,764,912    $22,876,735
Net income - pro forma                       $ 10,734,973    $22,125,831
Earnings per share - as reported             $       0.38    $      0.75
Earnings per share - pro forma               $       0.38    $      0.72

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the following periods:

                                      1995     1996(pre-IPO)   1996(post-IPO)

Expected lives                      5 years     5 years         5 years
Expected volatility                 Near 0%     Near 0%            110%
Dividend yield                           0%          0%              0%
Risk-free interest rate              6.383%      6.175%          6.175%

    Information regarding the Plan for 1994, 1995 and 1996 is as follows:

                             1994         1995                 1996
                                              Weighted-            Weighted-
                                               Average              Average
                                              Exercise             Exercise
                            Shares    Shares    Price     Shares     Price
Options outstanding,
  beginning of year           --    1,633,487   $1.22    2,137,829    $0.54
Options exercised             --           --   $0.80     (878,151)   $0.80
Options granted          1,633,487    504,342   $2.61    2,482,000   $10.55
Options outstanding,
  end of year            1,633,487  2,137,829   $1.54    3,741,678    $7.69
Option price range
  at end of year          $0.31 to   $0.31 to             $0.67 to
                             $1.85      $3.55               $18.75
Option price range
  for exercised shares                                    $0.31 to
                                                             $3.55
Options available for
  grant at end of year   5,866,513   5,362,171            2,880,171
Weighted-average fair
  value of options,
  granted during the year                $0.70                $6.09

     The following table summarizes information about fixed price stock options outstanding at December 31, 1996:

                         Options  Outstanding          Options  Exercisable
                         --------------------          --------------------
                               Weighted-
                               Average    Weighted-                    Weighted-
                     Number    Remaining  Average        Number         Average
                  Outstanding Contractual Exercise     Exercisable     Exercise
Exercise Price    at 12/31/96    life      Price       at 12/31/96      Price

$0.67               109,101    8.0 years   $0.67         109,101        $0.67
$1.76 to $1.85      803,080    7.9 years   $1.78         803,080        $1.78
$2.51 to $3.55      347,497    8.7 years   $2.56         171,111        $3.01
$7.53             1,487,500    9.3 years   $7.53              --           --
$14.00 to $18.75    994,500    9.7 years   $15.08             --           --
Total             3,741,678                            1,083,292


10. Supplemental Cash Flow Information

     The following represents supplemental cash flow information for the years ended December 31, 1994, 1995 and 1996:

                                           1994            1995           1996
Cash paid for:
  Interest                            $ 656,958     $ 2,939,472    $ 3,324,870
  Income taxes                          336,598       8,223,750     10,611,427
Non-cash investing and financing
 activities:
  Conversion of note receivable
    to equity                                --         250,000             --
  Equipment purchased through
    capital leases                    2,821,353      15,220,222      7,433,469
Business Combination:
  Fair value of assets acquired       1,025,533              --     47,388,826
  Stock issued                               --              --    (46,629,000)
  Liabilities assumed                  (855,173)             --       (759,826)
  Cash paid for common stock         $  170,360        $     --     $       --


11. Capital Stock
                                            Accumulated Deficit
                                               Remaining Upon
                                               Termination of  Unrealized Gains
                             Shares    Common   S-Corporation   On Securities
                          Outstanding   Stock     Election      Held For Sale
                                            (in thousands)

Balance December 31, 1995:   20,864  $   896     $ (1,247)            --
  Issuance of common shares   5,317   59,912           --             --
  Loans to option holders              (584)           --             --
  Purchase of subsidiary      5,696   47,725           --             --
  Proceeds from exercise
    of options                  878      840           --             --
  Tax benefit from net
    warrant activity             --    2,520           --             --
  Unrealized gain on marketable
    securities                   --       --           --           $ 10
  Net income                     --       --           --             --

Balance December 31, 1996:   32,755 $111,309     $ (1,247)          $ 10


     Stock Split-On June 12, 1996, the shareholders and directors executed a joint consent in lieu of a meeting. The joint consent provided that effective immediately prior to the completion of the Company's IPO, the Company declared a 425 to 1 stock split to shareholders of record on that date. Per share amounts in the accompanying financial statements and footnotes have been adjusted for the split.

     Preferred Stock-The Company has authorized but not issued 15,000,000 shares of Preferred Stock. Such shares may be issued in one or more series with rights, designations, preferences, qualifications, limitations and restrictions as may be authorized by the Board of Directors of the Company.

     Warrants-As part of the consideration for establishing the Company's credit facility in June 1994, the Company issued to Signet Media Capital Group, a division of Signet Bank, the Signet Warrant to acquire 2% of the common stock of the Company on a fully diluted basis. The exercise price for the warrant was a nominal price which was negotiated at the time the Company entered into the credit agreement. Concurrent with the Company's IPO, Signet Media Capital Group exercised the Signet Warrant in full for 636,158 shares of common stock and sold all shares of common stock issuable upon exercise of such warrant in the IPO.

     Shareholder Loans-As of December 31, 1996 the Company had outstanding loans to shareholders in the amount of $584,147. The loans were made in connection with the concurrent exercise of options to acquire 818,773 shares of the Company's common stock. As a result, such loans are recorded as a separate component of stockholders' equity. Each of the loans were made at the lowest interest rate permitted by law and either will become due and payable upon the earlier of three years from the date of the loan; or three days after the shares purchased from the exercised options are sold; or due and payable the day the shares purchased upon exercise of the options are marginable.

12. Employee Benefit Plans

     The Company implemented a 401(k) pension plan in December 1996. Employees are eligible to participate in the plan if they have been employed by the Company for six months. Generally, employees can defer up to 15% of their gross bi-weekly salary into the plan. The Company's contribution is to be determined annually by the Board of Directors. In 1995 the Company's subsidiary Long Distance Wholesale Club implemented a 401(k) pension plan. Concurrent with the formation of the Company's plan , no more contributions by the employees or the employer will be made to the LDWC plan. The Company contributed $11,781 and $65,605 to the plan for the years ended December 31, 1995 and 1996.

13. Deferred Compensation Plan

     The Company, through its wholly owned subsidiary LDWC, provided a deferred compensation plan for one of its officers. The plan provided for annual elections to be made by the officer of deferral amounts, such deferral to be made only from compensation amounts earned and otherwise payable. The plan required funding of the deferred compensation amount equal to the officer's deferral plus interest at an annual rate that was determined by the Board of Directors from time to time. The Company recognized expense of $257,661 in 1995 and $274,506 in 1996 related to this agreement. Amounts funded by the Company were $215,877 in 1995 and $363,636 in 1996.

14. Commitments and Contingencies

     The Company is a party from time to time to litigation in the ordinary course of business including employment related litigation. No provision has been reflected in the accompanying financial statements for any litigation. Based upon information presently available, management believes the final disposition of these items will not have an adverse material effect on operations or the financial position of the Company.

     During 1996, the Company entered into employment and consulting agreements with certain members of management. The agreements provide for the employees to receive amounts not less than specified base annual salaries through the terms of the agreements, which have terms of one to five years. Certain of the contracts also include non-competition covenants and options to purchase shares of the Company's common stock.

15. Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

     The carrying amounts of notes payable and debt issued pursuant to the Company's bank credit agreements approximate fair value because the interest rates on these instruments change with market interest rates.

16.  Quarterly Operating Results (Unaudited)

     The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of the Company's management for a fair statement of the results for the interim periods.
                                                         1995
                                  First       Second      Third       Fourth
                                 Quarter      Quarter     Quarter     Quarter

Total revenues                $45,276,969  $47,317,674  $58,341,464 $64,439,376
Earnings (loss)
   before income taxes          5,863,870    6,122,628    6,526,647    (216,640)
Net earnings (loss)             3,538,031    3,735,088    3,766,887    (275,094)
Net earnings (loss) per
  common and common equivalent
  share                       $      0.13  $      0.13   $     0.13 $     (0.01)


                                                   1996
                              First       Second          Third       Fourth
                             Quarter      Quarter        Quarter     Quarter

Total revenues             $91,927,548  $104,078,360  $113,768,316  $118,778,212
Earnings before income
  taxes                      6,415,231     8,727,375    10,412,800    13,715,374
Net earnings                 3,280,690     5,185,541     6,165,852     8,244,651
Net earnings per common
 and common equivalent
 share                     $      0.12  $       0.18  $       0.20  $       0.24

     The Company's results for the fourth quarter of 1995 were affected by increased allowances, significant switch installation charges, and end of quarter mail marketing expenses materially exceeding those of any previous quarter.

17. Subsequent Events (Unaudited)

     On March 11, 1997, the Company signed a definitive asset purchase agreement to acquire the voice networks of Advantis, a data and voice network partnership of International Business Machines Corp. and Sears, Roebuck and Co., for approximately $170 million in cash. The Advantis assets include service rights to approximately 100,000 network miles of DS-3 fiber optic capacity (under a long term lease), five Nortel DMS 250 switches and other ancillary network equipment. In conjunction with the agreement, the Company has received a commitment for an increase in its credit facility to $200 million. The bank financing commitment calls for an increase in the prevailing interest costs, other fees and related items. The transaction is conditioned upon, among other things, receiving governmental approval under Hart-Scott-Rodino Act. It anticipated that the acquisition will be completed during the second quarter of 1997.