Form 10-K/A, Exhibit 13
period 1996-12-31
TELCO COMMUNICATIONS GROUP INC
filed 1997-09-11
CIK 1013159

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telco Communications Group, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

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

7. Obligations Under Capital and Operating Leases

     The Company leases certain equipment under capital leases. Accordingly, the
Company has capitalized such equipment in the amount of $4,819,099,
$22,214,849
and $4,886,175 less accumulated  depreciation of $412,372,  $2,587,847 and $
-0-
as of December 31, 1994, 1995 and 1996, respectively. At December 31, 1996,
100%
of such  equipment  was leased from one vendor.  Total  equipment  under capital
leases  includes  $1,685,000,  $2,925,000 and  $4,886,175  classified as network
facilities  under  development,   as  of  December  31,  1994,  1995  and
1996,
respectively.

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